


20170127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Margaret M. Madden
Pfizer Inc.
margaret.m.madden@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 21, 2016

Dear Ms. Madden:

This is in response to your letters dated December 21, 2016 and January 31, 2017 concerning the shareholder proposal submitted to Pfizer by Trinity Health et al. We also have received letters on the proponents' behalf dated January 20, 2017 and February 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2016

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 1, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Pfizer Inc.

Dear Sir/Madam:

This letter is in response to the letter, dated January 31, 2017 (the "Supplemental Letter"), sent by Pfizer Inc. (hereinafter referred to either as "Pfizer" or the "Company") to the Securities and Exchange Commission with respect to the shareholder proposal concerning escalating drug pricing submitted by Trinity Health and numerous co-filers (hereinafter referred to jointly as the "Proponents").

RULE 14a-8(i)(7)

Pfizer's Supplemental Letter fundamentally misreads the Proponents' shareholder proposal and the Staff's previous no-action letters concerning drug pricing.

As the Company itself noted in its initial letter dated December 21, 2016, (the "Initial Letter") the Staff has on numerous occasions, including in those letters cited by the Company on page 4 of its Initial Letter (*Celgene, Vertex, Gilead, Bristol-Myers, Warner-Lambert* and *Lilly*), declared that shareholder proposals with respect to a drug company's pricing policies raised significant policy issues for the registrant and were concerned with the registrant's fundamental business strategy. The proposals in each of those letters addressed *rising* drug prices and there can be no doubt that it is the societal and governmental reaction to such rises that cause a significant policy issue to be implicated. There can also be no doubt that the Proponents' shareholder proposal is within the category of proposals referred to in those letters. The proposal deals with rising drug pricing by drug manufacturers and it requests disclosure of the "rationale and criteria" used by the Company in increasing the price of its drugs.

We do not believe that the Company's basic argument in its Supplemental Letter to the effect that the Proponents' shareholder proposal focuses on specific prices can stand muster in light of the *Celgene, Vertex* and *Gilead* letters (the "CVG Letters"). In each of those letters the proposal requested an explanation of the "price disparities" between prices of numerous specified drugs in the US and their price in other nations; a comparison of the price of numerous specified drugs and the" price of alternative therapies"; and a comparison of the price of the specified drugs with their "clinical benefits". It is difficult in the extreme to imagine how the Company can characterize (page 2 of the Supplemental Letter, third full paragraph) the CVG Letters as "involving the broad concept of drug pricing" while contending that the instant proposal does no such thing. Frankly, it bogles belief that the Company can contend that the CVG Letters pertained to "fundamental business strategy" but that the Proponents' shareholder proposal does not.

Furthermore, unlike the CVG Letters, the Proponents' shareholder proposal does not focus on the specific prices of the drugs. Rather it asks for information pertaining to the *rate* of price increases. Thus it does not differ significantly from the proposals in the other above-cited letters, all of which, just like the Proponents' proposal, address the societal and governmental concern with rising drug prices.

In conclusion, it is more than abundantly clear that Pfizer has failed to carry its burden of establishing that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Margaret M. Madden (via Marc Gerber)
All proponents
Josh Zinner



Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 31, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2017 Annual Meeting
Supplement to Letter dated December 21, 2016
Relating to Shareholder Proposal of
Trinity Health and co-filers[1]

Ladies and Gentlemen:

We refer to our letter dated December 21, 2016 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-filers (collectively, the "Proponents") may be excluded from the proxy materials to be distributed by Pfizer Inc. ("Pfizer") in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

This letter is in response to the letter to the Staff, dated January 20, 2017, submitted on behalf of the Proponents (the "Proponents' Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponents.

I. The Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

As described below, the Proponents' Letter mischaracterizes the Staff's prior no-action decisions and the Proposal itself. As the Proposal deals with matters relating to

[1] The following shareholders have co-filed the Proposal: the Adrian Dominican Sisters, the American Baptist Home Mission Society, Catholic Health Initiative, the Congregation of Holy Cross, Moreau Province, Inc., Dignity Health, the Dominican Sisters of Hope, the Dominican Sisters of Springfield, Illinois, Helen Hamada, Mercy Investment Services, Inc., United Church Funds and the Ursuline Sisters of Tildonk, U.S. Province.

Pfizer's ordinary business operations and does not focus on a significant policy issue, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

The Proponents' Letter mischaracterizes the Staff's rulings in *Celgene Corp.* (Mar. 19, 2015), *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) and *Gilead Sciences, Inc.* (Feb. 23, 2015) by citing these letters for the proposition that drug pricing "is a significant policy concern for drug manufacturers." As noted in the No-Action Request, however, the Staff declined to permit exclusion of these proposals under Rule 14a-8(i)(7) because it determined that the requests for a report on the risks to the companies from rising pressure to contain U.S. specialty drug prices focused on the companies' "fundamental business strategy with respect to its pricing policies for pharmaceutical products." The Staff has not determined that drug pricing decisions constitute a significant policy issue for purposes of Rule 14a-8(i)(7). Accordingly, the Proponents' Letter completely misstates the Staff's prior decisions relating to drug pricing.

In addition, the Proponents' Letter's characterization of the Proposal runs counter to the express language of the Proposal. While the Proponents' Letter asserts that the Proposal does not request an explanation or justification of drug price increases, the plain language of the resolved clause requests the "rationale and criteria used for these price increases" — that is, the price increases "year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016." Fairly read, there is no doubt that the Proposal is focused on an explanation and justification of specific price increases.

Accordingly, the Proposal's focus is significantly different than those proposals found to focus on a company's fundamental business strategy, and the Proponents' Letter disregards the Staff's historical view of proposals involving the broad concept of drug pricing. Importantly, unlike the letters cited in the Proponents' Letter, the Proposal's request does not reference the creation, implementation or assessment of policies to restrain or contain prices with the goal of providing affordable access to prescription drugs. Rather, the Proposal seeks the rationale and criteria underpinning specific price increases between 2010 and 2016. Thus, the Proposal's specific request demonstrates that the focus is on how and why Pfizer makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy addressing policies to restrain or contain drug prices.

Finally, even if, for the sake of argument, the Proposal were to touch upon a non-ordinary business matter – whether a significant policy issue or otherwise – such fact would not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses on a non-ordinary business matter or also deals with matters related to the company's ordinary business operations. *See* Exchange Act Release No. 34-40018 (May 21, 1998). In *PetSmart, Inc.* (Mar. 24, 2011), for example, the proposal called for the company's suppliers to certify that they had not violated certain laws regarding the humane treatment of animals. Even though the Staff had determined that the humane treatment of animals was a non-ordinary business matter, the Staff granted relief to exclude the proposal given that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping" and, thus, the proposal also dealt with matters related to the company's ordinary business operations. As in *PetSmart*, even if the Proposal touches on a non-ordinary business matter, the Proposal also deals with Pfizer's product pricing decisions, which are related to Pfizer's ordinary business operations. Therefore, as demonstrated in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(7).

II. Pfizer Has Satisfied the Proposal's Essential Objective.

As noted in the No-Action Request, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. As described in the No-Action Request, Pfizer's website and Form 10-K disclosures explain the rationale, criteria and decision making process related to Pfizer's product pricing decisions, which addresses the essential objective of the Proposal. This disclosure explains all pricing decisions, whether increases, decreases or decisions to keep pricing unchanged. While the Proponents may have a particular interest in this disclosure as it relates to price increases, the fact that Pfizer's existing disclosure may be overinclusive for the Proponents' purposes does not mean that the disclosure fails to adequately address the underlying concern of the Proposal. Therefore, as demonstrated in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(10).

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

cc: Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health

Judy Byron, OP
Adrian Dominican Sisters

Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Catholic Health Initiatives

Donna Meyer, PhD
Mercy Investment Services, Inc.

Daniel Lee
Miller/Howard Investments Inc.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 20, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Pfizer Inc.

Dear Sir/Madam:

I have been asked by Trinity Health, the Adrian Dominican Sisters, the American Baptist Home Mission Society, Catholic Health Initiatives, the Congregation of the Holy Cross (Moreau Province), Dignity Health, the Dominican Sisters of Hope, the Dominican Sisters of Springfield, Illinois (Sacred Heart Convent), Mercy Investment Services, Inc., the United Church Funds, the Ursuline Sisters of Tildonk, U.S. Province and Miller/Howard Investments Inc. (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Pfizer Inc. (hereinafter referred to either as "Pfizer" or the "Company"), and who have jointly submitted a shareholder proposal to Pfizer, to respond to the letter dated December 21, 2016, sent to the

Securities & Exchange Commission by the Company, in which Pfizer contends that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Pfizer's year 2017 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to prepare a report delineating the price increases of the Company's ten top selling drugs during the past several years, the "rationale and criteria" underlying any such price increases and an "assessment of the legislative, regulatory, reputational and financial risk" arising from any such increases.

RULE 14a-8(i)(7)

There are some matters as to which there is no disagreement. These include that proposals dealing with the pricing of products normally are matters of "ordinary business". However, it is equally clear that proposals that deal with ordinary business matters, but which nevertheless raise significant policy issues for the registrant, may not be excluded under Rule 14a-8(i)(7). Release 34-12599 (Nov. 22, 1976); Release 34-40,018 (May, 21, 1998).

It is abundantly clear that the pricing of their drugs by is a significant policy concern for drug manufacturers. It should not be necessary to rehearse this proposition for the Staff since they have already frequently so held. See, e.g., *Celgene Corp.* (March 19, 2015); *Vertex Pharmaceuticals Inc*. (Feb. 25, 2015); *Gilead Sciences, Inc.* (Feb. 23, 2015).

Since those letters, the significance of drug pricing as a policy matter for drug manufactures has only increased, with widespread public outrage; Congressional hearings re Valeant and Turing in February, 2016, where evidence showed increases of up to fifty times and where the former CEO of Turing took the Fifth Amendment (see New York Times articles of February 3, 2016: "Martin Shkreli All But Gloated Over Hugh Drug Price Increases, Memos Show" and February 5, 2016: "Martin Shkreli Invokes the Fifth Amendment During Grilling by Congress”; and the more recent EpiPen pricing scandal . Most recently, President Trump said that the pharmaceutical companies were “getting away with murder” and vowed that the Federal government would negotiate drug prices. (New York Times article of January 11, 2017: “Trump Says Pharma ‘Getting Away With Murder’, Stocks Slide”.

The various letters cited by the Company in the first full paragraph on page 3 of its letter are inapposite. Most concern proposals unrelated to drug pricing and that raised no significant policy issue for the registrant. However, two proposals were submitted to drug companies. In both instances, the Staff no-action letters are readily distinguishable. In *UnitedHealth Group Inc*. (March 16, 2011) the registrant argued that the proposal could be excluded under (i)(7) for any of three reasons, including that it related to “the pricing of its products”. Another ground that the registrant argued was that it related to the registrant’s “management of . . . expenditures”. The Staff excluded the proposal, but not on the ground that it related to the pricing of its products, but rather, as stated in the Staff’s letter, on the ground that “the proposal relates to the manner in which the company manages its expenses”. The *UnitedHealth* letter therefore provides no support whatsoever to the Company’s argument that the Proponent’s shareholder proposal should be excluded by Rule 14a-8(i)(7).

The *Johnson & Johnson* letter provides even less support. That letter is dated January 12, 2004 and the registrant argued that it was a “marketing” proposal. The Staff agreed. The date of the Staff letter is also notable. Not only was it prior to the current intense furor over drug pricing, it was also decided at a time when “risk” proposals were automatically excluded. The *Johnson & Johnson* letter was certainly of that ilk since it asked “how our company will respond to rising regulatory, legislative and public pressure” over drug pricing. However, since the date of that letter, the Staff’s approach to risk proposals has been changed (see SLB 14E (October 27, 2009)) and risk proposals are no longer automatically excluded. As the Staff there stated, it would change its approach since in the past its analytical approach “may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues”.

The Company attempts to avoid the clear Staff decisions that state that drug pricing is a significant policy issue for drug manufacturers by claiming that the instant proposal does not focus on “fundamental business strategy . . . and on restraining prices”. This is, indeed, a strange reading of a proposal asking for the “rationale and criteria” for price increases and “an assessment of the legislative, regulatory, reputational and financial risks" of price increases. It is true that the proposal also asks for examples of how those "rationale and criteria" have actually been applied by the Company, but such an asking does not convert the primary focus of the proposal from (in the words of the Company) "pricing policies for pharmaceutical products and on restraining prices" to a focus on "obtaining explanation and justification" for specific price increases". Despite the Company's assertion, there is NO request for either an "explanation" or a "justification" of any specific price increase. Consequently, and contrary to the Company's contention (end of first full paragraph on page 4 of its letter), the Proponents' shareholder proposal does not focus "on why Pfizer makes specific pricing decisions". The proposal makes no such request. Rather, it is focused on fundamental business strategy.

Furthermore, the Company claims on page 7 of its letter (second full paragraph) that the "product-by-product" and "year-by-year" data is proprietary information and therefore not disclosable under the very terms of the Proposal. If the data must be excluded from the request, it cannot possibly constitute grounds for claiming that that very data causes the Proponents' shareholder proposal to be excluded under the rubric of ordinary business.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(10)

The Company makes two arguments that it has substantially implemented the Proponents' proposal concerning the "rationale and criteria" for increases in drug prices. (It makes absolutely no argument that it has supplied any of the specific data also requested.) One argument relies on information set forth in Pfizer's 10-K. However, nothing quoted by the Company from its 10K renders the Proponents' proposal moot. A statement that various governmental programs or third-party payers may require the Company to offer discounts in no way provides any information whatsoever on how those discounted prices were set in the first place or why they were increased.

Nor does the information contained on the Pfizer website establish that the Company has substantially implemented the Proponents' shareholder proposal. For example, the mere fact that Pfizer may consult with a myriad of outside groups does not, in any manner, shape or form, shed any light whatsoever on "the rationale and criteria" for setting a drug price. Nor do the web pages provide even a scintilla of "an assessment of the legislative, regulatory, reputational and financial risks" that may result from price increases.

Finally, and most tellingly, the web pages make no attempt to explain the rationale for INCREASES in drug prices, since each and every one of the various factors listed (such as "an increasing number of generic drug options", "other available treatments", "new drug formulations" or "new drug applications") would seem to suggest decreases in drug pricing or factors to be used in setting an initial price for a new drug ("impact on patients and disease", "number of other suppliers" or "potential to reduce other health care costs and affordability". In short, nothing on the web pages pertains to criteria used by the Company when it INCREASES drug prices. Consistent with that failure to provide the requested information, we note that Pfizer has mischaracterized the proposal as pertaining to "criteria used to make product pricing decisions" (first sentence of last paragraph, page 6 of Company letter) rather than as pertaining to price INCREASES.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents shareholder proposal is excludable by virtue of Rule 14a-8(i)(10).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Margaret M. Madden
All proponents
Josh Zinner



Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 21, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of
Trinity Health and co-filers[1]

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-filers from the proxy materials to be distributed by Pfizer in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). Trinity Health and the co-filers are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of Pfizer's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff

[1] The following shareholders have co-filed the Proposal: the Adrian Dominican Sisters, the American Baptist Home Mission Society, Catholic Health Initiative, the Congregation of Holy Cross, Moreau Province, Inc., Dignity Health, the Dominican Sisters of Hope, the Dominican Sisters of Springfield, Illinois, Helen Hamada, Mercy Investment Services, Inc., United Church Funds and the Ursuline Sisters of Tildonk, U.S. Province.

with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Ten Drugs." The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2017 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations; and

- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal.

III. Background

On October 21, 2016, Pfizer received the Proposal, accompanied by a cover letter from Trinity Health dated October 19, 2016, and a letter from The Northern Trust Company dated October 19, 2016, verifying Trinity Health's stock ownership as of such date. Copies of the Proposal, cover letter and related correspondence are attached hereto as Exhibit A. In addition, the co-filers' submissions are attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g.*, *Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]…be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a-8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

In this case, the Proposal delves much more deeply into the day-to-day affairs of Pfizer than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. In this regard, the Proposal specifically calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016." The supporting statement likewise calls for detailed justifications of price increases regarding certain pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal focuses on the ordinary business matter of how and why Pfizer makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal should be excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Finally, we note that a proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7).

Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc*. (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g.*, *CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request focuses on ordinary business matters (*i.e.*, how and why Pfizer makes specific pricing decisions regarding certain of its pharmaceutical products).

Accordingly, consistent with the precedent described above, the Proposal should be excluded from Pfizer's 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 34-12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff consistently has permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See, e.g.*, *Wal-Mart Stores, Inc.* (Mar. 27, 2014); *Peabody Energy Corp.* (Feb. 25, 2014); *The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Hewlett-Packard Co.* (Dec. 18, 2013); *Deere & Co.* (Nov. 13, 2012); *Duke Energy Corp.* (Feb. 21, 2012); *Exelon Corp.* (Feb. 26, 2010); *ConAgra Foods, Inc.* (July 3, 2006); *The Gap, Inc.* (Mar. 16, 2001); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 6, 1991, *recon. granted* Mar. 28, 1991).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. For example, in *PG&E Corp.* (Mar. 10, 2010), the Staff permitted exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company provide a report disclosing, among other things, the company's standards for choosing the organizations to which the company makes charitable contributions and the "business rationale and purpose for each of the charitable contributions." In arguing that the proposal had been substantially implemented, the company referred to a website where the company had described its policies and guidelines for determining the types of grants that it makes and the types of requests that the company typically does not fund. Although the proposal appeared to contemplate disclosure of each and every charitable contribution, the Staff concluded that the company had substantially implemented the proposal. *See also, e.g.*, *MGM Resorts Int'l* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Pfizer has substantially implemented the Proposal, the essential objective of which is to obtain disclosure of the rationale and criteria used to make product pricing decisions. Pfizer provides this disclosure on its website[2] on a page entitled, "How does Pfizer price

[2] Pfizer's public disclosure entitled "How does Pfizer price medicines?" can be found at http://www.pfizer.com/pfizer-pricing.

medicines?," a copy of which is attached hereto as Exhibit C. The discussion addresses commonly asked questions, such as "Why are some medicines so expensive today?," "Why do I pay so much for my medicines?," "How does Pfizer decide to change the price of medicines?," and "How are Pfizer's generic and off-patent medicines priced?" According to Pfizer's website, when determining the price of a new medicine, Pfizer consults with multiple healthcare participants, including physicians, insurers and patient groups, and considers a variety of factors, such as the number of other suppliers for a particular medicine, impact on patients and disease, other available treatments, and the potential to reduce other health care costs and affordability. For example, as noted on the website, during 2015, Pfizer consulted with 80 payers and 120 oncologists and cancer specialists in determining the price of a new cancer medicine. The website also describes the influence of continued research and innovation in the setting of prices, including upon the adoption of new drug applications, the use of new drug formulations and the impact of an increasing number of generic drug options. Thus, much like the website disclosure in *PG&E Corp.*, Pfizer's website disclosure satisfies the essential objective of the Proposal even though the explanation for pricing decisions is not provided on a specific product-by-product basis.

Pfizer also provides disclosure in its annual report on Form 10-K for the year ended December 31, 2015, regarding the influence of government on Pfizer's product pricing decisions. For example, the annual report explains that "Pfizer must offer discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, such as the Medicaid Drug Rebate Program, the 'federal ceiling price' drug pricing program, the 340B drug pricing program and the Medicare Part D Program." The Form 10-K also explains how "[g]overnment and private third-party payers routinely seek to manage utilization and control the costs of [Pfizer's] products" and that the impact on pricing can differ based on jurisdiction. Pfizer currently expects to continue to provide similar disclosure.

While Pfizer's website and Form 10-K disclosures compare favorably with the Proposal in any event, we note that more detailed information concerning the rationale and criteria used to make product pricing decisions, including product-by-product and year-by-year pricing information, generally would result in disclosure of proprietary information. The Proposal, however, specifically excludes proprietary information from its request. Taking this limitation into account, Pfizer believes even more so that its current disclosures substantially implement the Proposal.

Overall, the information included on Pfizer's website and in its Form 10-K provide a thorough explanation of the rationale and criteria used by Pfizer to make product pricing decisions and do so without revealing proprietary information. As such, Pfizer has satisfied the Proposal's essential objective and that its public disclosures compare favorably with the Proposal. Accordingly, as in the precedent described above, the Proposal should be excludable under Rule 14a-8(i)(10) as substantially implemented.

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

Enclosures

cc: Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health

Judy Byron, OP
Adrian Dominican Sisters

Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Catholic Health Initiatives

Donna Meyer, PhD
Mercy Investment Services, Inc.

Daniel Lee
Miller/Howard Investments Inc.

EXHIBIT A

(see attached)


Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 19, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden,

Trinity Health is the beneficial owner of over $2,000 worth of stock in Pfizer, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

In our meetings with Company officials over the years, we have expressed our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. A September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the attached shareholder proposal, to respond to these concerns.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other Pfizer shareholders may be co-filing this same proposal as well.

We look forward to speaking with you about this proposal at your convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
enc


RECEIVED
OCT 21 2016
PFIZER
CORPORATE GOVERNANCE DEPT

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

October 19, 2016


Northern Trust

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 19, 2016 Northern Trust as custodian held for the beneficial interest of
Trinity Health 316,912 shares of Pfizer, Inc. .

As of October 19, 2016 Trinity Health has held at least $2,000 worth of Pfizer, Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

NTAC:2SE-18

EXHIBIT B

(see attached)



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

November 7, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden,

As responsible investors we call on Pfizer to examine the current price increases of its drugs in light of the Company's commitment "to strive to provide access to safe, effective and affordable medicines and related health care services to the people who need them." Does the cost of Pfizer drugs limit access to life-saving medicines, particularly for economically challenged patients? Unsustainable drug prices not only present legislative, regulatory, reputational and financial risks to our Company, they threaten public health and the economy.

The Adrian Dominican Sisters is co-filing the enclosed resolution with Trinity Health for inclusion in the 2017 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of November 7, 2016 the Adrian Dominican Sisters held, and has held continuously for at least one year, 87 shares of Pfizer, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Pfizer, Inc. through the annual meeting in 2017.

For matters pertaining to this resolution, please contact Catherine Rowan who represents Trinity Health, the primary filer of this resolution. Please copy me on all communications: Judy Byron, OP
jbyron@ipjc.org

Sincerely,

Judy Byron, OP

Sister Judy Byron, OP
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

Encl: Shareholder Resolution
Verification of Ownership


RECEIVED
NOV - 8 2016
PFIZER
CORPORATE GOVERNANCE DEPT

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV - 8 2016
PFIZER
CORPORATE GOVERNANCE DEPT

November 7th, 2016

Pfizer
Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

RE: ADRIAN DOMINICAN SISTERS ACCOUNT AT COMERICA

Dear Mrs. Madden,

In regard to the request for verification of holdings, the above referenced account currently holds 87 shares of Pfizer Inc. common stock. The attached tax lot detail indicates the date the stock was acquired. Also please note that Comerica Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Dunja Medar

Dunja Medar
Trust Analyst
(313) 222 – 5757
dmedar@comerica.com


RECEIVED
NOV - 8 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Page 17 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16


American Baptist
Home Mission
Societies
SINCE 1824


American Baptist Home Mission Societies
P.O. Box 851
Valley Forge, PA 19482-0851

800.222.3872
FAX 610.768.2470

www.abhms.org


RECEIVED
NOV - 8 2016
PFIZER
CORPORATE GOVERNANCE DEPT

October 25, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden:

The American Baptist Home Mission Society is the beneficial owner of over $2,000 worth of shares of Pfizer, Inc. The American Baptist Home Mission Society has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The American Baptist Home Mission Society ministers to those in need emotionally, physically, financial and spiritually. Our mission includes working with families struggling with poverty and elderly people suffering from illnesses; we see the impact that the increasingly high prices of medicines have on the communities we serve.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Trinity Health, the primary filer. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the contact person for this resolution will be: Catherine Rowan. She may be reached at rowan@bestweb.net or 718-822-0820.

Sincerely,

D. L. Moore

David L. Moore
Director of Investments

Enclosures

Discipleship ▪ Community ▪ Justice

Incorporated as: The American Baptist Home Mission Society ▪ Woman's Baptist Home Mission Society


BNY MELLON
ASSET SERVICING

October 25, 2016

Mr. David Moore
American Baptist Home Mission Societies
Route 363 & 1st Avenue
P.O. Box 851
Valley Forge, Pa. 19482-0851

Re: American Baptist Home Mission Societies

FISMA & OMB MEMORANDM M-07-16

Dear Mr. David Moore,

As of and including October 25, 2016, the American Baptists Home Mission Society held, and has held continuously for at least one year, 5,138 shares of Pfizer Inc. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

This security is currently held by Mellon Trust, Master Custodian, for the American Baptist Home Mission Societies in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-7122 with any questions.

Sincerely,

Jules Selia
Global Client Administration
BNY Mellon


RECEIVED
NOV - 8 2016
PFIZER
CORPORATE GOVERNANCE DEPT

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:

IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT

Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV - 8 2016
PFIZER
CORPORATE GOVERNANCE DEPT


Catholic Health
Initiatives
Imagine better health.℠

198 Inverness Drive West
Englewood, CO 80112

P 303.298.9100
F 303.298.9690
catholichealthinitiatives.org

November 14, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, with operations in 18 states comprised of 103 hospitals, including four academic health centers and major teaching hospitals as well as 30 critical-access facilities; community health-services organizations; accredited nursing colleges; home-health agencies; living communities; and other facilities that span the inpatient and outpatient continuum of care.

As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions. Catholic Health Initiatives continues to have significant concerns about the rising costs of prescription drugs and the detrimental impact on many Americans. We request that the Pfizer, Inc. Board of Directors undertake a thorough analysis of drug pricing practices and issue a report on the findings as outlined in the attached shareholder proposal.

Catholic Health Initiatives is the beneficial owner of over $2000 worth of common stock in Pfizer, Inc. Through this letter we notify the company of our intention to file the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules.

Colleen Scanlon, Senior Vice President & Chief Advocacy Officer will serve as the contact for Catholic Health Initiatives and can be reached at 303-383-2693. We are filing this resolution along with other concerned investors including primary filer, Cathy Rowan, Trinity Health. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Colleen Scanlon

Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Attachments


RECEIVED
NOV 1 6 2016
PFIZER
CORPORATE GOVERNANCE DEPT

CS/dm
cc: Cathy Rowan, Trinity Health
Julie Wokaty, Interfaith Center on Corporate Responsibility

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV 1 6 2016
PFIZER
CORPORATE GOVERNANCE DEPT


BNY MELLON

November 10, 2016

Jennifer Neppel
Director, Cash & Investments
Catholic Health Initiatives
198 Inverness Drive West
Suite 800
Englewood, CO 80112

RE: Account Number FISMA & OMB MEMORANDM M-07-16 - Pfizer Inc

Dear Jennifer,

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 269 shares of Pfizer Inc in the CHI Operating Investment Program Limited Partnership.

Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to and including submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by The Bank of New York Mellon for Catholic Health Initiatives in our nominee name at the Depository Trust Company. This letter is a statement of The Bank of New York Mellon Corporation as record holder of the above referenced common stock.

Should you have any questions, please contact me at 412.234.8014.

Best regards,

Nina Caruso
Vice President, Service Director
The Bank of New York Mellon
BNYM Center
Suite 4040
Pittsburgh, PA 15258


RECEIVED
NOV 16 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Catholic Health Initiatives
Imagine better health.℠


198 Inverness Drive West
Englewood, CO 80112

P 303.298.9100
F 303.298.9690
catholichealthinitiatives.org

MEMORANDUM

To: Suzanne Y. Rolon
Director Corporate Governance
Legal Division
Pfizer, Inc.

From: Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Catholic Health Initiatives

Subject: Documentation of Catholic Health Initiatives Stock Holdings with regard to Pfizer, Inc. Common Stock

Date: November 29, 2016

As requested by your correspondence dated November 23, 2016 please find documentation demonstrating CHI holds 269 shares of Pfizer Inc. common stock in the CHI Operating Investment Program Limited Partnership. CHI has continuously held these shares of stock for at least one year prior and including submission of CHI's letter.

We are looking forward to working with you on addressing the significant concerns about the rising costs of prescription drugs and the detrimental impact on many Americans.


RECEIVED
NOV 30 2016
PFIZER
CORPORATE GOVERNANCE DEPT


BNY MELLON

November 15, 2016

Jennifer Neppel
Director, Cash & Investments
Catholic Health Initiatives
198 Inverness Drive West
Suite 800
Englewood, CO 80112

RE: Account Number ***FISMA & OMB MEMORANDM M-07-16*** : Pfizer Inc

Dear Jennifer,

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 269 shares of Pfizer Inc in the CHI Operating Investment Program Limited Partnership.

Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to and including submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by The Bank of New York Mellon for Catholic Health Initiatives in our nominee name at the Depository Trust Company. This letter is a statement of The Bank of New York Mellon Corporation as record holder of the above referenced common stock.

Should you have any questions, please contact me at 412.234.8014.

Best regards,

Nina Caruso

Nina Caruso
Vice President, Service Director
The Bank of New York Mellon
BNYM Center
Suite 4040
Pittsburgh, PA 15258



CONGREGATION OF HOLY CROSS

MOREAU PROVINCE

1101 SAINT EDWARD'S DRIVE
AUSTIN, TEXAS 78704-6512
512.442.7856 Fax 512.444.3133

November 10, 2016

Ms. Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc
235 East 42nd Stret
New York, NY 10017-5755

Dear Ms. Madden,

The Congregation of Holy Cross, Moreau Province, Inc. has authorized me to inform you that we will co-file the enclosed resolution for inclusion in the proxy statement for consideration and action by the shareholders the next annual meeting of Pfizer, Inc. in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The Congregation of Holy Cross, Moreau Province, Inc. is the beneficial owner of 10 shares of Pfizer, Inc. common stock which we have held for over one year and will continue to hold through next year's annual meeting. Verification of ownership is enclosed. We are co-filing this resolution with the Trinity Health. In the aggregate, the filer and co-filers shares exceed $2,000.

The rising cost of prescription drugs and the subsequent social and financial burdens suffered by many American is of great concern to us. As noted in the resolution, a September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the attached shareholder proposal, to respond to these concerns.

Catherine Rowan, Director of Socially Responsible Investments for Trinity Health will be the primary contact person for this shareholder proposal.

I hope we might come to a mutual agreement concerning this issue in a way that find us withdrawing the attached resolution.

Sincerely yours,

George C. Schmitz CSC

(Brother) George C. Schmitz CSC
Corporate Responsibility Agent

Wealth Management
1261 West Causeway Approach
Mandeville, LA 70471
tel 985 624 6900
fax 985 624 6950
toll free 877 267 4953

Morgan Stanley

November 8, 2016

Congregation of Holy Cross
Moreau Province, Inc.
1101 St. Edwards Drive
Austin, TX 78704-6512

RE: ***FISMA & OMB MEMORANDM M-07-16*** Congregation of Holy Cross, Moreau Province

Dear Brother David,

As of this date, The Congregation of Holy Cross, Moreau Province, Inc. is the beneficial owner of 10 shares of Pfizer Inc. stock. The Congregation of Holy Cross, Moreau Province, Inc. has held this stock since February 2, 2015.

Best regards,

Richard M. Wilson, CLU, ChFC
Wilson/Stacy Group at Morgan Stanley
Senior Vice President- Wealth Management
Investment Management Consultant
NMLS #1416410

Drug Pricing
2017 – Pfizer, Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV 1 5 2016
PFIZER
CORPORATE GOVERNANCE DEPT


Dignity Health

185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

November 10, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden:

Dignity Health is a shareholder of **Pfizer, Inc**. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with **Trinity Health**, hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. **Trinity Health** is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of **Pfizer, Inc.** stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Corporate Responsibility

Enclosure


RECEIVED
NOV 14 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Drug Pricing
2017 – Pfizer, Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV 14 2016
PFIZER
CORPORATE GOVERNANCE DEPT

STATE STREET GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

December 1, 2016

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from November 10, 2015 – November 10, 2016. The November 10, 2016 share positions are listed below:

Security	CUSIP	Shares
Johnson & Johnson	478160104	75,700
Marathon Petroleum	56585A102	76,450
Noble Energy	655044105	195,362
Pfizer	717081103	272,297

Please let me know if you have any questions.

Regards,

Erin Rodriguez



Dominican Sisters of Hope

FINANCE OFFICE

October 24, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution the following shareholder proposal requesting the Board of Directors to issue a report by November 1, 2017, listing rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including rationale and criteria used for these price increases, and an assessment of legislative, regulatory, reputational and financial risks they represent for our company, for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. .

While we appreciate conversations with your colleagues and, on my part, having gained a better understanding of your operations' policies and practices, we believe it is time for Pfizer to disclose its policy and practices on pricing. As you likely agree, there have been scandalous increases in products especially where companies appear to have been taken over by companies/individuals who see "all that the market will bear" with no attention to what is moral or for the common good. The Dominican Sisters of Hope believe that all corporations should put more emphasis on the human and ethical impacts of their decisions and operations.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of shares of Pfizer and verification of ownership from our custodian, a DTC participating bank, will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. The Dominican Sisters is filing this resolution with Trinity Health. We agree that the contact person for this proposal is: Catherine Rowan by phone at (718) 822-0820 rowan@bestweb.net.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Shareholder Advocacy
Dominican Sisters of Hope
205 Avenue C, #10E, NY NY 10009
vheinonen@mercyinvestments.org

RECEIVED
OCT 28 2016
PFIZER
CORPORATE GOVERNANCE DEPT

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
OCT 2 8 2016
PFIZER
CORPORATE GOVERNANCE DEPT



Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

November 10, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden,

Dominican Sisters of Springfield, IL (Sacred Heart Convent) is the beneficial owner of over $2,000 worth of stock in Pfizer, Inc. and has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

In our meetings with Company officials over the years, we have expressed our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. A September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the attached shareholder proposal, to respond to these concerns.

The enclosed proposal is the same one as being filed by Trinity Health and the primary contact for the proposal is Cathy Rowan rowan@bestweb.net.

Sincerely,

Sr. Marcelline Koch

Sr. Marcelline Koch, O.P.

Enclosure

RECEIVED
NOV 15 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Drug Pricing
2017 – Pfizer, Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



RECEIVED
NOV 1 5 2016
PFIZER
CORPORATE GOVERNANCE DEPT

J.P.Morgan

November 10, 2016

Mr. Stephen L. Zielinski
ViaGem Consulting
12412 Powerscourt Dr. Suite 240
St. Louis, MO 63131

As of the of November 10, 2016 the Dominican Sisters of Springfield, IL (Sacred Heart Convent) held 132 shares of Pfizer Inc for at least one year in account number account ***FISMA & OMB MEMORANDUM M-07-16*** Any further questions, please do not hesitate to call.

Also please be advised that JP Morgan is a Registered DTC Participant.

Regards,

Michael J. Peplansky
Client Advisor

The account information shown here is provided as a convenience to you, and is not official bank or brokerage record or statement of any affiliate or subsidiary of J P Morgan Chase & Co. It is not to be relied upon for purposes of final reconciliation or otherwise. We do not make any representation or warranty that this information is accurate or complete. This summary information is subject to correction, and corrections may routinely occur without notice. The valuations may not represent the actual or indicative terms at which new (or economically equivalent) transactions could be entered into or the actual or indicative terms at which existing (or such equivalent) transactions could be liquidated, assigned, or unwound, and may vary from valuations used by us for other purposes. We may derive valuations for assets set forth in any periodic statement or other document through the use of proprietary pricing models and/or any external pricing service selected by us in our sole discretion, and estimates and assumptions about relevant future market conditions and other matters, all of which are subject to change without notice. Any such changes may have a material impact on the valuations provided, and valuations based on the other models or different assumptions may yield materially different results. Valuations provided do not necessarily reflect a market price estimate on the date specified. Valuations may reflect price estimates on dates different from that indicated above. You can view your most recent bank and brokerage statements that represent official records and that identify the specific J.P. Morgan Chase legal entities holding your accounts by clicking the Account Details tab of Morgan OnLine.

JPMorgan Chase & Co., its affiliates and employees do not provide tax, legal or accounting advice. This material has been prepared for

informational purposes only. You should consult your own tax, legal and accounting advisors before engaging in any financial transactions


RECEIVED
NOV 1 5 2016
PFIZER
CORPORATE GOVERNANCE DEPT



November 14, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Dear Ms. Madden:

Miller/Howard Investments Inc. is a domestic equity investment management firm that focuses on socially responsible investments. As socially responsible investors, we are concerned with not only financial returns, but also the ethical and social implications of the companies with whom we invest. In order to increase access to affordable medicine for Americans, we believe it is imperative that pharmaceutical companies transparently report on the rationale and criteria used to increase prescription drug prices.

On behalf of Helen Hamada, Treasurer/Board Member of Miller/Howard Investments Inc., we are submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational, and financial risks they represent for our company.

We are filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Trinity Health has agreed to serve as lead filer of the proposal. We are submitting this proposal as co-filers because we strongly believe it is in the best interests of the company and its shareholders. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules.

Verification of stock ownership and authorization from Helen Hamada for Miller/Howard Investments to file the proposal will be submitted under separate cover. Ms. Hamada has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting.

We look forward to having productive conversations with the company. Please copy me on any correspondence relating to this proposal via my contact information below. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Sincerely,

Daniel Lee
Miller/Howard Investments
10 Dixon Avenue
Woodstock, NY 12498
(845) 679-9166
esg@mhinvest.com

RECEIVED
NOV 15 2016
PFIZER
CORPORATE GOVERNANCE DEPT

PFIZER
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV 1 5 2016
PFIZER
CORPORATE GOVERNANCE DEPT


Miller Howard
INVESTMENTS, INC

December 1, 2016

VIA FEDEX and EMAIL

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Re: Shareholder Resolution Verification/Authorization

Dear Ms. Madden:

Please find enclosed verification from Charles Schwab of stock ownership for Helen Hamada. The shareholder proposal was sent to you via fax and Federal Express under separate cover along with a filing letter dated November 14, 2016.

In addition, I enclose a letter signed by Ms. Hamada authorizing Miller/Howard Investments, Inc. to file the shareholder resolution. This letter also states Ms. Hamada's intention to hold these shares through the date of Pfizer Inc.'s annual meeting in 2017.

Sincerely,

Daniel Lee
ESG Research Associate
Miller/Howard Investments, Inc.


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 30, 2016

Patricia Seabrook
Shareholder Advocacy Coordinator
Miller Howard Investments, Inc.
(845)-679-9166

Re: Helen Hamada Rev Liv Trust
Helen Hamada TTEE

Account # ***FISMA & OMB MEMORANDM M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account, shares of Pfizer Inc. in excess of $2000.00. These shares have been held in this account continuously for at least one year prior to November 14, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Makisha Evans
Relationship Specialist
Schwab Advisor Services



November 14, 2016

Daniel Lee
ESG Research Associate
Miller/Howard Investments, Inc.
10 Dixon Avenue
Woodstock, NY 12498

Dear Mr. Lee:

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Pfizer Inc. at the 2017 annual meeting of shareholders.

This letter is to confirm that as of November 14, 2016, I was a record investor in shares of Pfizer Inc. Common Stock. This letter also confirms that I have held these shares continuously in excess of $2,000 in market value for at least twelve months prior to November 14, 2016, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2017.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,

Helen Hamada
Senior Advisor
Miller/Howard Investments, Inc.

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071


MERCY
INVESTMENT
SERVICES, INC

November 11, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden,

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Gilead Sciences, Inc.

Mercy requests that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal with Trinity Health for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Trinity Health is the lead filer, whose authorized representative is Catherine M. Rowan. She may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Donna Meyer, PhD
Mercy Investment Services
713-299-5018
dmeyer@mercyinvestments.org


RECEIVED
NOV 1 4 2016
PFIZER
CORPORATE GOVERNANCE DEPT

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV 1 4 2016
PFIZER
CORPORATE GOVERNANCE DEPT


BNY MELLON

November 11, 2016

Margaret M. Madden
Pfizer, Inc.
235 East 42nd St.
New York, NY 10017-5755

Re: Mercy Investment Services Inc.

Dear Ms. Madden,

This letter will certify that as of November 11, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 100 shares of Pfizer Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Pfizer Inc., and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com


RECEIVED
NOV 1 5 2016
PFIZER
CORPORATE GOVERNANCE DEPT


UNITED CHURCH FUNDS

November 2, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden:

United Church Funds (UCF) is a shareholder of Pfizer, Inc. and considers the social impacts of our investments as part of our sustainability focus.

UCF strongly believes that our Company needs to consider access to affordable medicine for Americans, and report back to stakeholders by reporting on the rationale and criteria used to increase prescription drug prices.

United Church Funds is filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United Church Funds has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. Upon request, the verification of ownership may be sent to you separately by our custodian, a DTC participant.

We look forward to having more productive conversations with the company. Trinity Health is the lead filer, whose authorized representative is Catherine Rowan. She may withdraw the proposal on our behalf.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility
475 Riverside Drive, Suite 1020
New York, NY 10115
Katie.mccloskey@ucfunds.org

cc: Ms. Catherine Rowan, Trinity Health


RECEIVED
NOV - 7 2016
PFIZER
CORPORATE GOVERNANCE DEPT

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
NOV - 7 2016
PFIZER
CORPORATE GOVERNANCE DEPT


BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 28, 2016

Ms. Kathryn McCloskey
Director, Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. McCloskey,

This letter is to confirm that BNY Mellon as custodian for United Church Funds held 16,284 shares in account ***FISMA & OMB MEMORANDM M-07-16*** of Pfizer Inc., Cusip 717081103, as of November 25, 2016.

The beneficial owner of these shares, as per BNY Mellon records, is United Church Funds, who held at least $2,000.00 of market value of Pfizer, Inc. and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Shawn L. Ray
Vice President


UT UNUM SINT

Ursuline Sisters of Tildonk
United States Province

October 24, 2016

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Madden:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am filing the following shareholder proposal requesting the Board of Directors to issue a report by November 1, 2017, listing rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including rationale and criteria used for these price increases, and an assessment of legislative, regulatory, reputational and financial risks they represent for our company, for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk, U.S. Province, as do many other faith-based institutional investors, is concerned about the high cost of needed drugs and its impact on members and long-term financial sustainability of healthcare facilities as well as, in our case, the capacity of our Sisters in India and the Democratic Republic of Congo to meet healthcare needs of people going to their clinics and hospitals. We do not believe the high prices serve the common good e.g. the ordinary working person, let alone the poor.

The Ursuline Sisters of Tildonk, U.S. Province, is the beneficial owner of at least $2000 worth of shares of Pfizer stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Trinity Health is the lead filer on this resolution. To avoid duplication, please send all communications concerning this filing to Catherine Rowan by phone at (718) 822-0820 or e-mail at rowan@bestweb.net.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Province

RECEIVED
OCT 28 2016
PFIZER
CORPORATE GOVERNANCE DEPT

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


RECEIVED
OCT 28 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Exhibit C

(see attached)


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Home » About Us » How does Pfizer price medicines?


How does Pfizer price medicines?

How does Pfizer price medicines?

Explore other content within About Us

All patients should have access to the medicines their doctors prescribe

Medicines are among the most powerful tools for patients to cure, treat and prevent illness and disability. At Pfizer, we believe that all patients should have access to the medicines their doctors prescribe.

You can find answers to some of the commonly asked questions we receive about medicine pricing here:

Commonly asked questions

How does Pfizer price medicines?

Why are some medicines so expensive today?

Why do I pay so much for my medicines?

How does Pfizer decide to change the price of medicines?

How are Pfizer's generic and off-patent medicines priced?

SHARE

How does Pfizer price medicines?

When setting the price of a new medicine we consider the following:

These include:

- Its impact on patients and disease,
- Other available treatments,
- Its potential to reduce other health care costs, and
- Affordability.

We consult with physicians, insurers and patient groups, and get their feedback.

For example, when setting the price of a new cancer medicine in 2015, we consulted with 80 payers and 120 oncologists and cancer specialists.

We negotiate with insurers, who decide what their policy holders pay for their medicines. We also offer patient assistance when patients can't afford their medicines.

We recently doubled the allowable income level for our patient assistance program in the U.S., so that even more patients in need could be eligible to receive their Pfizer medicines for free.


Pfizer

Why are some medicines so expensive today?

Nearly 90% of prescriptions are for generic medicines. The other 10% are more expensive because they're for newer, innovative medicines—many of which are for serious, hard-to-treat conditions.

The innovative medicines we provide today allow us to continue to invest in the development of new and promising treatments for tomorrow.

Innovative medicines become generic after a certain period of time. This is why we have lower-cost, effective options for treating conditions like heart disease and depression today. In the future, as more innovative medicines become generic, lower-cost options will extend to cancer, rheumatoid arthritis and other diseases.

In the past 12 months alone, 70 million Americans (almost 1 in every 3 adults) took a generic version of Pfizer's innovative medicines.


Pfizer

Why do I pay so much for my medicines?

While we negotiate with insurers and advocate that patient out-of-pocket costs be affordable, insurers set the amount their policy holders pay for medicines. In recent years, insurers have significantly increased out-of-pocket costs.

Right now, many of the sickest patients—such as those with cancer, multiple sclerosis and rheumatoid arthritis—end up paying the highest copayment and out-of-pocket costs.

Because medicines are among the most powerful tools for preventing and treating illness and for offsetting other healthcare costs, Pfizer believes insurance should cover the cost of medicines physicians prescribe.

We do not support insurance models that limit access to necessary treatments.

We are working with insurance providers, government, and others to improve access and affordability of treatments.

We offer patient assistance programs to help those having trouble affording their copayments.


Pfizer

How does Pfizer decide to change the price of medicines?

We may change the price of a medicine to reflect new uses or formulations that result from our continued research.

Medicines are often initially approved for use in a specific population. Once a medicine is approved, we continue studying it to see if other patients can benefit, or to find ways to improve it.

In addition, external factors in the marketplace, such as availability of new medicines or generic options, can impact price.

Keep in mind that medicines are unique because they are a health care cost that decreases over time.

This is because of the U.S. patent system, which allows for lower-priced generic versions to become available when a medicine's patent expires.


Pfizer

How are Pfizer's generic and off-patent medicines priced?

We price generic and off-patent medicines to maintain their quality, safety and reliability.

When a Pfizer medicine becomes generic, we continue to monitor the quality, safety and reliability of the medicine. We also continue to invest in manufacturing, which can be very complex for certain types of medicines.

We also consider how many other companies supply the medicine.

Marketplace changes, such as the number of suppliers for a particular medicine or biologic, can also impact how we price such medicines.


Pfizer